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                           September 20, 2021

       M. Steven Bender
       Chief Financial Officer
       WESTLAKE CHEMICAL CORP
       2801 Post Oak Boulevard, Suite 600
       Houston, Texas 77056

                                                        Re: WESTLAKE CHEMICAL
CORP
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 24,
2021
                                                            File No. 001-32260

       Dear Mr. Bender :

             We have reviewed your filing and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to the comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response. After reviewing your response to the comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Consolidated Financial Statements
       Notes to Consolidated Financial Statements
       Note 11. Long-Term Debt , page 72

   1. We reference the disclosure about the registered public offering on June 12, 2020 of the 3.375% Senior Notes
due 2030. Please tell us whether your public debt is guaranteed by any of your
subsidiaries and explain your consideration of Rule 3-10 and 13-01 of
                                                        Regulation S-X related
to separate financial statements of guarantors.
 M. Steven Bender
WESTLAKE CHEMICAL CORP
September 20, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Christie Wong at (202) 551-3684 or Brian Cascio, Accounting Branch
Chief, at (202) 551-3676 if you have any questions.



FirstName LastNameM. Steven Bender                        Sincerely,
Comapany NameWESTLAKE CHEMICAL CORP
                                                          Division of
Corporation Finance
September 20, 2021 Page 2                                 Office of Life
Sciences
FirstName LastName